Exhibit H

Statement of Fees, Commissions and Expenses

No fees, commissions or expenses have been paid or will be paid or incurred in connection with the proposed transactions other than routine expenses for: legal, financial, stock transfer and other services billed to the Applicants at cost by NUSCO, which are not expected to exceed $40,000 to implement the Plans and $40,000 annually thereafter; the additional fees and expenses of the Company in respect of the proxy solicitation, not expected to exceed $40,000; the fees and expenses of outside counsel to the Applicants, not expected to exceed $30,000; and the fees and expenses of various external service providers involved in the implementation of the Plans and their operation, which are not expected to exceed $30,000 for Plan implementation and $30,000 annually for ongoing administration.